UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-33356

Gafisa S.A.
(Exact name of registrant as specified in its charter)

Av. Pres. Juscelino Kubitschek, No. 1830, Block 2, 3rd Floor 04543-900 – São Paulo, SP – Brazil Phone: + 55 (11) 3025-9000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares (without par value) American Depositary Shares (as evidenced by American Depositary Receipts), each representing 2 Common Shares (without par value)
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.    Gafisa S.A. (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), when its registration statement on Form F-1 was declared effective by the Securities and Exchange Commission (the “SEC”) on March 15, 2007.

B.    The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding SEC rules for the 12 months preceding the filing of this form. The Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) on December 28, 2009 pursuant to a registration statement on Form F-4 (File No. 333-163119). In addition, the latest registration statement on Form F-6 (File No. 333-158314), as amended, filed under the Securities Act was on March 23, 2010.

Item 3. Foreign Listing and Primary Trading Market

A.    The foreign exchange on which the Company has maintained a listing of its common shares is the São Paulo Stock Exchange (B3 SA - Brasil, Bolsa e Balcão (“B3”)) and such exchange constitutes the primary trading market for the Company’s common shares.

B.    The Company’s common shares have been listed on the B3 (formerly BM&FBOVESPA S.A.—Bolsa de Valores, Mercadorias e Futuros) since February 2006. The Company has maintained the listing of its common shares on the B3 for at least the 12 months preceding the filing of this Form 15F.

C.    The percentage of trading of the Company’s common shares (including those represented by ADSs) that occurred in the Federative Republic of Brazil during the 12-month period starting on March 2, 2022 and ending on March 1, 2023 was 99.9%.

Item 4. Comparative Trading Volume Data

A.    The 12-month period used for calculations under Rule 12h-6(a)(4)(i) was from March 2, 2022 through March 1, 2023 (both dates inclusive).

B.    The average daily trading volume (“ADTV”) of the Company’s common shares in the United States (both on-exchange and off-exchange) was 598 common shares for the same 12-month period. The ADTV of the Company’s common shares worldwide was 2,186,328 common shares for the same 12-month period.

C.    The ADTV of the Company’s common shares in the United States was 0.027% of the ADTV of the Company’s common shares on a worldwide basis for the same 12-month period.

D.    The Company delisted its ADSs from the NYSE effective as of the end of the trading day on December 17, 2018. As of December 17, 2018, the ADTV of the Company’s common shares in the United States (including off-exchange and on exchange transactions) as a percentage of the ADTV for the Company’s common shares on a worldwide basis for the preceding 12-month period was 5.51%.

E.    The Company has not terminated a sponsored American Depositary Receipt facility regarding its common shares.

F.    The Company used Bloomberg L.P. as the source for determining whether it meets the ADTV requirements of Rule 12h-6.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

On March 17, 2023, the Company published a press release disclosing its intent to deregister and terminate its reporting obligations under the Exchange Act. This press release was posted to the Company’s website and circulated by the major financial news wire services in the United States. A copy of the press release is attached hereto as Exhibit 1.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, www.ri.gafisa.com.br.

PART III

Item 10. Exhibits

1. Press release dated March 17, 2023.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)    The ADTV of its subject class of securities in the United States exceeded 5 percent of the ADTV of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)    Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)    It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Gafisa S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Gafisa S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: March 17, 2023

Gafisa S.A.

By:	/s/ Sheyla Castro Resende
Name:	Sheyla Castro Resende
Title:	Chief Executive Officer

Exhibit 1

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Gafisa S.A. (“Gafisa”, “we”, “us” or the “Company”)  hereby informs its shareholders and the market that it intends to file Form 15F with the U.S. Securities and Exchange Commission (the “SEC”) today to voluntarily deregister as an issuer in the United States of America under from Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), delist from the New York Stock Exchange, and terminate its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act.

Upon the filing of the Form 15F, the Company’s SEC reporting obligations will be immediately suspended, and the Company will not be required to file an Annual Report on Form 20–F for the fiscal year that ended on December 31, 2022. Deregistration and the termination of the Company's duty to file reports under the Exchange Act are expected to be final and effective within 90 calendar days after the filing of Form 15F.

Gafisa will maintain the listing of its common shares on the São Paulo Stock Exchange (B3 SA - Brasil, Bolsa e Balcão).

Gafisa reserves the right, for any reason, to delay the Form 15F filing, to withdraw the filing prior to effectiveness, and to otherwise change its plans in respect of deregistration and termination of its reporting obligations under applicable U.S. federal securities laws in any way.

São Paulo, Brazil, March 17, 2023

Forward-Looking Statements

This press release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “by”, “approaches”, “nearly”, “potential”, “continues”, “may”, “will”, “should”, “could”, “seeks”, “approximately”, “predicts”, “intends”, “plans”, “estimates”, “anticipates”, “target”, “goal”, “projects”, “contemplates” or the negative version of those words or other comparable words. Any forward-looking statements contained in this release are based upon our limited historical performance and on our current plans, estimates and expectations in light of information (including industry data) currently available to us. We can give no assurance that its expectations regarding any forward-looking statements will be attained. Accordingly, you should not place undue reliance on any forward-looking statements made in this release. Such forward-looking statements speak only as of the date of this release. We expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

For further information:

Investor Relations

e-mail: ri@gafisa.com.br

Phone: +55 (11) 3025-9000

Address: Av. Pres. Juscelino Kubitschek, No. 1830, Block 1, 13th Floor

04543-900 – São Paulo, SP – Brazil